UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Kamada Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 1.00

(Title of Class of Securities)

M6240T 10 9

(CUSIP Number)

Amir Efrati

Brosh Capital PARTNERS, L.P.

11 Menachem Begin Rd.

Ramat-Gan, Israel 5268104

+972-77-3206050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6240T 10 9

1	NAME OF REPORTING PERSON

Brosh Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,873,146
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,873,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,873,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. M6240T 10 9

1	NAME OF REPORTING PERSON

Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,008,937
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,008,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,008,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. M6240T 10 9

1	NAME OF REPORTING PERSON

Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,495,622
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,495,622
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,495,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. M6240T 10 9

1	NAME OF REPORTING PERSON

Aharon Biram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		213,665
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

213,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

213,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. M6240T 10 9

1	NAME OF REPORTING PERSON

Esther Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		273,020
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

273,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

273,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. M6240T 10 9

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, par value of NIS 1.00 (the “Shares”), of Kamada Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2 Holzman Street, Science Park, P.O. Box 4081, Rehovot 7670402 Israel.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Brosh Capital Partners, L.P., a Cayman Islands limited partnership (“Brosh”);
(ii)	Exodus Management Israel Ltd., an Israeli corporation, which serves as the general partner of Brosh (“Exodus GP”) and as portfolio manager for a certain managed account (the “Exodus Managed Account”);
(iii)	Amir Efrati, who serves as the portfolio manager of each of Brosh and Exodus GP, and as the sole director and officer of Exodus GP;
(iv)	Aharon Biram; and
(v)	Esther Deutsch.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 11 Menachem Begin Rd., Ramat-Gan, Israel.

(c)       The principal business of Brosh is investing in securities. The principal business of Exodus GP is serving as the general partner of Brosh and as a portfolio manager for the Exodus Managed Account. The principal occupation of Mr. Efrati is serving as the portfolio manager of each of Brosh and Exodus GP. The principal occupation of Mr. Biram is serving as the chairman of Sunflower Sustainable Investments Ltd. and as a private investor. The principal occupation of Ms. Deutsch is a medical doctor.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Efrati and Biram and Ms. Deutsch are citizens of Israel.

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CUSIP No. M6240T 10 9

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Brosh and held in the Exodus Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 1,873,146 Shares owned directly by Brosh is approximately $9,701,346, excluding brokerage commissions. The aggregate purchase price of the 135,791 Shares held in the Exodus Managed Account is approximately $700,546, excluding brokerage commissions. The Shares purchased by Mr. Biram were purchased with personal funds, in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 213,665 Shares owned directly by Mr. Biram is approximately $1,056,297, excluding brokerage commissions. The Shares purchased by Ms. Deutsch were purchased with personal funds, in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 273,020 Shares owned directly by Ms. Deutsch is approximately $1,328,498, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in additional discussions with management and the Board. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to or concerning the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or change their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,254,740 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on August 1, 2017.

A.	Brosh
(a)	As of the close of business on September 13, 2017, Brosh beneficially owned 1,873,146 Shares.

8

CUSIP No. M6240T 10 9

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,873,146
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,873,146

(c)	The transactions in the Shares by Brosh during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Exodus GP
(a)	As the general partner of Brosh, Exodus GP may be deemed the beneficial owner of the (i) 1,873,146 Shares directly owned by Brosh and (ii) 135,791 Shares held in the Exodus Managed Account.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,008,937
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,008,937

(c)	Exodus GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Exodus and through the Exodus Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Efrati
(a)	Mr. Efrati as the portfolio manager of each of Brosh and Exodus GP and because of certain Power of Attorney Agreements between him and each of Mr. Biram and Ms. Deutsch, may be deemed the beneficial owner of the (i) 1,873,146 Shares owned by Brosh, (ii) 135,791 Shares held in the Exodus Managed Account, (iii) 213,665 Shares owned by Mr. Biram and (iv) 273,020 Shares owned by Ms. Deutsch.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,495,622
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,495,622

(c)	Mr. Efrati has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Brosh, Mr. Biram and Ms. Deutsch and through the Exodus Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP No. M6240T 10 9

D.	Mr. Biram
(a)	As of the close of business on September 13, 2017, Mr. Biram beneficially owned 213,665 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 213,665
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 213,665

(c)	The transactions in the Shares by Mr. Biram during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.       Ms. Deutsch

(a)	As of the close of business on September 13, 2017, Ms. Deutsch beneficially owned 273,020 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 273,020
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 273,020

(c)	The transactions in the Shares by Ms. Deutsch during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)           No person, other than the Reporting Persons and the Exodus Managed Account, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 13, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

10

CUSIP No. M6240T 10 9

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Brosh Capital Partners, L.P., Exodus Management Israel Ltd., Amir Efrati, Aharon Biram and Esther Deutsch, dated September 13, 2017.
11

CUSIP No. M6240T 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2017

BROSH CAPITAL PARTNERS, L.P.

By:	Exodus Management Israel Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati Individually, and as attorney-in-fact for Aharon Biram and Esther Deutsch

12

CUSIP No. M6240T 10 9

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase/Sale [dd/mm/yyyy]	Securities Purchased/(Sold)	Price [U.S. $]

BROSH CAPITAL PARTNERS, L.P.

Sale of Ordinary Shares	16/07/2017	(828)	5.7702
Sale of Ordinary Shares	16/07/2017	(320)	5.7702
Sale of Ordinary Shares	16/07/2017	(203)	5.7702
Sale of Ordinary Shares	16/07/2017	(974)	5.7730
Purchase of Ordinary Shares	28/07/2017	26,000	4.3729
Purchase of Ordinary Shares	31/07/2017	33,000	4.5941
Purchase of Ordinary Shares	01/08/2017	17,773	4.6084
Purchase of Ordinary Shares	02/08/2017	379,000	4.4979
Purchase of Ordinary Shares	25/08/2017	245,557	4.6122
Purchase of Ordinary Shares	27/08/2017	8,000	4.5829
Purchase of Ordinary Shares	27/08/2017	10,000	4.5829
Purchase of Ordinary Shares	27/08/2017	10,000	4.5829
Purchase of Ordinary Shares	27/08/2017	10,000	4.5829
Purchase of Ordinary Shares	27/08/2017	6,878	4.5829
Purchase of Ordinary Shares	27/08/2017	622	4.5829
Purchase of Ordinary Shares	28/08/2017	81,799	4.5405
Purchase of Ordinary Shares	28/08/2017	61,000	4.6492
Purchase of Ordinary Shares	28/08/2017	20,000	4.6464
Purchase of Ordinary Shares	28/08/2017	5,083	4.6464
Purchase of Ordinary Shares	28/08/2017	20,000	4.6464
Purchase of Ordinary Shares	28/08/2017	1,178	4.6045
Purchase of Ordinary Shares	28/08/2017	150	4.6073
Purchase of Ordinary Shares	28/08/2017	5,643	4.6101
Purchase of Ordinary Shares	28/08/2017	350	4.6156
Purchase of Ordinary Shares	28/08/2017	1,200	4.6296
Purchase of Ordinary Shares	28/08/2017	11,479	4.6268
Purchase of Ordinary Shares	28/08/2017	10,000	4.5905

13

CUSIP No. M6240T 10 9

Purchase of Ordinary Shares	28/08/2017	2,000	4.5849
Purchase of Ordinary Shares	28/08/2017	1,970	4.5737
Purchase of Ordinary Shares	28/08/2017	500	4.5793
Purchase of Ordinary Shares	28/08/2017	500	4.6017
Purchase of Ordinary Shares	28/08/2017	300	4.6017
Purchase of Ordinary Shares	28/08/2017	500	4.6017
Purchase of Ordinary Shares	28/08/2017	300	4.6017
Purchase of Ordinary Shares	28/08/2017	803	4.5849
Purchase of Ordinary Shares	28/08/2017	2,197	4.5877
Purchase of Ordinary Shares	28/08/2017	1,783	4.5905
Purchase of Ordinary Shares	28/08/2017	1,000	4.5961
Purchase of Ordinary Shares	28/08/2017	240	4.5989
Purchase of Ordinary Shares	28/08/2017	1,316	4.6017
Purchase of Ordinary Shares	28/08/2017	1,619	4.6045
Purchase of Ordinary Shares	28/08/2017	7,065	4.6101
Purchase of Ordinary Shares	28/08/2017	3,000	4.6380
Purchase of Ordinary Shares	28/08/2017	2,043	4.6380
Purchase of Ordinary Shares	29/08/2017	5,951	4.2629
Purchase of Ordinary Shares	29/08/2017	742	4.2573
Purchase of Ordinary Shares	29/08/2017	2,012	4.2601
Purchase of Ordinary Shares	29/08/2017	2,512	4.2629
Purchase of Ordinary Shares	29/08/2017	5,474	4.2629
Purchase of Ordinary Shares	29/08/2017	14,572	4.2601
Purchase of Ordinary Shares	29/08/2017	4,688	4.2573
Purchase of Ordinary Shares	29/08/2017	20,000	4.2545
Purchase of Ordinary Shares	29/08/2017	5,000	4.2545
Purchase of Ordinary Shares	29/08/2017	3,862	4.2545
Purchase of Ordinary Shares	30/08/2017	1,248	4.2682
Purchase of Ordinary Shares	30/08/2017	315	4.2765
Purchase of Ordinary Shares	30/08/2017	26,113	4.2737
Purchase of Ordinary Shares	31/08/2017	34,802	4.4407
Purchase of Ordinary Shares	31/08/2017	43,232	4.4407
Purchase of Ordinary Shares	01/09/2017	27,545	4.4319
Purchase of Ordinary Shares	05/09/2017	11,313	4.4971

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CUSIP No. M6240T 10 9

Purchase of Ordinary Shares	05/09/2017	32,316	4.4963
Purchase of Ordinary Shares	05/09/2017	4,987	4.5561
Purchase of Ordinary Shares	06/09/2017	168,417	4.6046
Purchase of Ordinary Shares	06/09/2017	520	4.5736
Purchase of Ordinary Shares	06/09/2017	3,310	4.5821
Purchase of Ordinary Shares	06/09/2017	3,170	4.6046
Purchase of Ordinary Shares	06/09/2017	521	4.5905
Purchase of Ordinary Shares	06/09/2017	915	4.5877
Purchase of Ordinary Shares	07/09/2017	4,882	4.6422
Purchase of Ordinary Shares	07/09/2017	273	4.6337
Purchase of Ordinary Shares	07/09/2017	353	4.6422
Purchase of Ordinary Shares	07/09/2017	210	4.6422
Purchase of Ordinary Shares	07/09/2017	200	4.6422

EXODUS MANAGEMENT ISRAEL LTD. (THROUGH THE EXODUS MANAGED ACCOUNT)

Purchase of Ordinary Shares	08/08/2017	8,748	4.5444
Purchase of Ordinary Shares	08/08/2017	150	4.5250
Purchase of Ordinary Shares	08/08/2017	1,102	4.5167
Purchase of Ordinary Shares	10/08/2017	7,519	4.5149
Purchase of Ordinary Shares	10/08/2017	12	4.4982
Purchase of Ordinary Shares	10/08/2017	569	4.5066
Purchase of Ordinary Shares	10/08/2017	24	4.5122
Purchase of Ordinary Shares	10/08/2017	878	4.5094
Purchase of Ordinary Shares	10/08/2017	148	4.5010
Purchase of Ordinary Shares	10/08/2017	2,850	4.5038
Purchase of Ordinary Shares	10/08/2017	2,982	4.4843
Purchase of Ordinary Shares	10/08/2017	497	4.4703
Purchase of Ordinary Shares	10/08/2017	4,401	4.4871
Purchase of Ordinary Shares	10/08/2017	120	4.4787
Purchase of Ordinary Shares	25/08/2017	23,736	4.6123
Purchase of Ordinary Shares	28/08/2017	19,791	4.5405
Purchase of Ordinary Shares	30/08/2017	2,921	4.3072
Purchase of Ordinary Shares	30/08/2017	571	4.3044
Purchase of Ordinary Shares	30/08/2017	1,808	4.2904

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CUSIP No. M6240T 10 9

Purchase of Ordinary Shares	31/08/2017	303	4.3990
Purchase of Ordinary Shares	31/08/2017	2,697	4.3710
Purchase of Ordinary Shares	31/08/2017	2,464	4.4407
Purchase of Ordinary Shares	01/09/2017	1,950	4.4320
Purchase of Ordinary Shares	05/09/2017	3,381	4.4971
Purchase of Ordinary Shares	06/09/2017	11,788	4.6520
Purchase of Ordinary Shares	06/09/2017	750	4.6463
Purchase of Ordinary Shares	06/09/2017	1,922	4.6492
Purchase of Ordinary Shares	06/09/2017	3,315	4.6520
Purchase of Ordinary Shares	11/09/2017	81	4.5894
Purchase of Ordinary Shares	11/09/2017	789	4.5838
Purchase of Ordinary Shares	11/09/2017	280	4.5866

AHARON BIRAM

Purchase of Ordinary Shares	02/08/2017	42,000	4.4980
Purchase of Ordinary Shares	25/08/2017	24,001	4.6123
Purchase of Ordinary Shares	28/08/2017	24,252	4.5405
Purchase of Ordinary Shares	30/08/2017	781	4.3016
Purchase of Ordinary Shares	30/08/2017	5,519	4.2904
Purchase of Ordinary Shares	30/08/2017	2,087	4.2737
Purchase of Ordinary Shares	31/08/2017	2,983	4.4407
Purchase of Ordinary Shares	01/09/2017	2,361	4.4320
Purchase of Ordinary Shares	05/09/2017	3,918	4.4971
Purchase of Ordinary Shares	06/09/2017	16,954	4.6046
Purchase of Ordinary Shares	08/09/2017	6,578	4.6124
Purchase of Ordinary Shares	08/09/2017	33,422	4.5728
Purchase of Ordinary Shares	08/09/2017	6,673	4.5121
Purchase of Ordinary Shares	11/09/2017	269	4.5418
Purchase of Ordinary Shares	11/09/2017	2,466	4.5474
Purchase of Ordinary Shares	11/09/2017	950	4.5531
Purchase of Ordinary Shares	11/09/2017	250	4.5587
Purchase of Ordinary Shares	11/09/2017	658	4.5728
Purchase of Ordinary Shares	11/09/2017	407	4.5700
Purchase of Ordinary Shares	11/09/2017	2,397	4.5358

16

CUSIP No. M6240T 10 9

Purchase of Ordinary Shares	11/09/2017	1,250	4.5951
Purchase of Ordinary Shares	12/09/2017	185	4.5672
Purchase of Ordinary Shares	12/09/2017	1,224	4.5591

ESTHER DEUTSCH

Purchase of Ordinary Shares	02/8/2017	30,275	4.4980
Purchase of Ordinary Shares	10/8/2017	10,000	4.5149
Purchase of Ordinary Shares	25/08/2017	25,587	4.6123
Purchase of Ordinary Shares	28/08/2017	24,158	4.5405
Purchase of Ordinary Shares	30/08/2017	2,087	4.2737
Purchase of Ordinary Shares	30/08/2017	167	4.3044
Purchase of Ordinary Shares	30/08/2017	405	4.2988
Purchase of Ordinary Shares	30/08/2017	444	4.3016
Purchase of Ordinary Shares	30/08/2017	4,685	4.2904
Purchase of Ordinary Shares	30/08/2017	150	4.2877
Purchase of Ordinary Shares	30/08/2017	182	4.28.1
Purchase of Ordinary Shares	30/08/2017	267	4.2682
Purchase of Ordinary Shares	31/08/2017	2,983	4.4407
Purchase of Ordinary Shares	01/09/2017	2,361	4.4320
Purchase of Ordinary Shares	05/09/2017	3,918	4.4971
Purchase of Ordinary Shares	06/09/2017	17,041	4.6046
Purchase of Ordinary Shares	08/09/2017	330	4.6011
Purchase of Ordinary Shares	08/09/2017	17,218	4.6124
Purchase of Ordinary Shares	08/09/2017	1,755	4.6095
Purchase of Ordinary Shares	08/09/2017	60,697	4.5728
Purchase of Ordinary Shares	08/09/2017	13,549	4.5121
Purchase of Ordinary Shares	11/09/2017	121	4.5107
Purchase of Ordinary Shares	11/09/2017	2,228	4.5164
Purchase of Ordinary Shares	11/09/2017	775	4.5531
Purchase of Ordinary Shares	11/09/2017	468	4.5587
Purchase of Ordinary Shares	11/09/2017	700	4.5616
Purchase of Ordinary Shares	11/09/2017	615	4.5672
Purchase of Ordinary Shares	11/09/2017	93	4.5700
Purchase of Ordinary Shares	11/09/2017	4,868	4.5339
Purchase of Ordinary Shares	11/09/2017	1,250	4.5951
Purchase of Ordinary Shares	12/09/2017	7,480	4.5672
Purchase of Ordinary Shares	12/09/2017	487	4.5559
Purchase of Ordinary Shares	12/09/2017	975	4.5672
Purchase of Ordinary Shares	12/09/2017	2,486	4.5550